SKANSKA

Skanska AB

SE-169 83 Solna
Sweden

www.skanska.com


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10015706

Securities and Exchange Commission
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May 3, 2010

Our contact
Marianne Bergström

Re: File Number 82-34932, Skanska AB

SUPPL

Please find enclosed our Press Releases published April 19, 29 and May 3, 2010.

Best regards,
Skanska AB

Marianne Bergström

Published	Item	Document name	Required by
April 19, 2010	Press Release	New segment reporting and new accounting principles for the Skanska Group	law and by the listing agreement with Stockholm Stock Exchange
April 29, 2010	Press Release	Invitiation to press- and telephone conference regarding Skanska's Three Month Report on May 7	law and by the listing agreement with Stockholm Stock Exchange
May 3, 2010	Press Release	Financial close for PFI school project in Essex – Skanska's construction assignment amounts to GBP 71 M, about SEK 780 M, and investment to GBP 5.1 M, about SEK 56 M	law and by the listing agreement with Stockholm Stock Exchange
May 3, 2010	Press release	Skanska awarded concession agreement for PPP highway in Chile – construction contract amounts to USD 250 M, about SEK 1.8 billion	law and by the listing agreement with Stockholm Stock Exchange

dlw 5/13


SEC Mail
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MAY 10 2010
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SKANSKA

Skanska AB

Mail SE-169 83 Solna, Sweden
Street Råsundavägen 2
Phone +46 10 448 8900
Fax +46 8 755 12 56

Website www.skanska.com
Reg. office Solna
Corp. ID 556000-4615

Public company (publ)

PRESS RELEASE

April 19, 2010

13.00 a.m. CET

New segment reporting and new accounting principles for the Skanska Group

Starting in 2010, changes in the accounting rules in the International Financial Reporting Standards (IFRSs) affect segments, Residential Development (IFRIC 15), Commercial Development (IFRIC 15) and Infrastructure Development (IFRIC 12).

Under the new rules, capital gains in Residential and Commercial Development are recognized only when the purchaser takes possession of the property, which is generally much later than the date when a binding contract is signed. In the accounting method applied to date, capital gains have been recognized successively after the signing of the sales contract and according to the percentage of completion.

Since the new accounting method (IFRIC 15) does not reflect the way that the Senior Executive Team and the Board of Directors monitor operations, a new segment reporting method will be presented, in which recognition of capital gains is based on the date when a binding sales contract is signed. The previous percentage of completion method for these two segments will thus disappear entirely in the future.

As a result of the new accounting rules, cooperative housing associations are also included in their entirety in Skanska's accounts, implying an increase in current-asset properties and financial current liabilities compared to earlier.

To further increase the transparency of its accounting, Skanska will transfer residential development and commercial development operations that have been carried out as part of Construction in the Nordic countries to the Residential and Commercial Development segments. These two segments will include all of the Group's operations in these segments.

As for Infrastructure Development, the new IFRIC 12-compliant accounting method means that income from joint ventures and associated companies is reported earlier than previously, with the added result that the carrying amount of these investments increases. In the future, the difference compared to market value will thus decrease.

Since the new IFRIC 12-compliant accounting method reflects the way that the Senior Executive Team and the Board of Directors monitor operations, the previous accounting method will disappear entirely. Market value figures will also continue to be presented.

The new accounting rules do not change the way that Skanska has previously reported its Construction operations. The effects of the new rules on cash flow and financial position are marginal, which means that these reports will follow the new rules in the future.

To summarize, in coming financial reports Skanska will present two income statements: one in which capital gains are recognized according to the segment reporting method in Residential and Commercial Development, and one in compliance with the new IFRS rules. The income statement based on segment reporting will primarily be used by the Board of Directors and the Senior Executive Team to monitor operations. The Group's incentive programs are primarily based on segment reporting, which will also provide guidance for the Board's dividend decisions.

The Group's financial reports for 2009 have been restated. The effects on the Group's financial statements for the full year 2009, the opening balance for 2009 and segment reporting for 2009 are presented in the following document.

Segment reporting

- New segment reporting principle for the Residential Development, Commercial Development and Infrastructure Development segments
- Reporting of Construction according to segment reporting conforms to previous reporting of these operations
- Effective in 2010, residential and commercial development previously carried out as part of Construction operations in the Nordic countries is being reported in the Residential Development and Commercial Development segments
- Interest-bearing assets and liabilities are not affected by segment reporting, which means that net financial items are the same according to segment reporting and IFRS-compliant reporting
- In the Group's future quarterly reports and other financial presentations, segment reporting will serve as the basis for analysis
- Profit for the year 2009 is SEK 626 M lower than profit according to the new IFRS-compliant accounting

IFRIC 15 – Agreements for the Construction of Real Estate

- Affects the reporting of project operations both in Commercial Development and Residential Development
- Revenue recognition of property divestments and residential sales will not occur until the purchaser gains legal ownership of the property/residential unit, which normally coincides with taking possession of the property
- Interest-bearing liabilities increase, since liabilities that were previously charged only to the cooperative housing association (Sweden) and the housing corporation (Finland) are now recognized as financial liabilities to the Group
- The purchase price receivable on divestment of commercial properties, which was previously recognized as a receivable, remains as a current-asset property until the purchaser takes possession of the property
- Profit for the year 2009 increases by SEK 318 M
- Equity on December 31, 2009 decreases by SEK 577 M, of which SEK -917 M is due to restatement of prior years and thus affects equity on January 1, 2009
- Interest-bearing net receivables on December 31 decrease by SEK 4,433 M, of which SEK 2,553 M is related to Residential Development and SEK 1,880 M is related to Commercial Development

IFRIC 12 – Service Concession Arrangements

- Affects Skanska Infrastructure Development
- For joint ventures and associated companies, this means earlier and more uniformly recognized income
- Profit for the year 2009 increases by SEK 275 M
- Equity on December 31, 2009 increases by SEK 287 M

For further information, please contact:

Hans Biörck, Executive Vice President and CFO, Skanska AB, tel +46 10 448 8832
Pontus Winqvist, Senior Vice President, Investor Relations, Skanska AB, tel +46 10 448 8851
Peter Gimbe, Press Officer, Skanska AB, tel +46 10 448 8838, cell phone +46 70 543 88 38

The content in this release will be presented at a Capital Marketing Meeting at 3:00 p.m. CET on April 19, at the Scandic Anglais Hotel, Humlegårdsgatan 23, Stockholm, Sweden. The presentation will be broadcast in a live audio feed at www.skanska.com/investors and will later also be available there as a recording. This and previous releases can also be found at www.skanska.com/investors.

To participate in the telephone conference, please dial +46 8 505 598 53, or +44 203 043 2436, or +1 866 458 4087.

Effects on consolidated financial statements, January - December 2009

Income statement, January - December 2009

SEK M	Before change	Change IFRIC 12	IFRIC 15	Total change	After change
Revenue	136,803		2,321	2,321	139,124
Cost of sales	-123,646	93	-1,864	-1,771	-125,417
Gross income	**13,157**	**93**	**457**	**550**	**13,707**
Selling and administrative expenses	-8,078			0	-8,078
Income from joint ventures and associated companies	143	261		261	404
Operating income	**5,222**	**354**	**457**	**811**	**6,033**
Interest income	284		-32	-32	252
Pension interest	-36			0	-36
Interest expenses	-319		-98	-98	-417
Capitalized interest expenses	90		98	98	188
Net interest income	*19*	*0*	*-32*	*-32*	*-13*
Change in fair value	-90			0	-90
Other financial items	-130			0	-130
Net financial items	**-201**	**0**	**-32**	**-32**	**-233**
Income after financial items	**5,021**	**354**	**425**	**779**	**5,800**
Taxes	-1,393	-79	-107	-186	-1,579
Profit for the year	**3,628**	**275**	**318**	**593**	**4,221**
Profit for the year attributable to					
Equity holders	3,623	275	318	593	4,216
Non-controlling interests	5	0	0	0	5

Statement of comprehensive income, January - December 2009

SEK M	Before change	Change IFRIC 12	IFRIC 15	Total change	After change
Profit for the year	**3,628**	**275**	**318**	**593**	**4,221**
Other comprehensive income					
Translation differences attributable to equity holders	-368	23	21	44	-324
Translation differences attributable to non-controlling interests	-5			0	-5
Hedging of exchange rate risk in foreign operations	8			0	8
Effects of actuarial gains and losses on pensions	764			0	764
Effects of cash flow hedges	-168	-231		-231	-399
Tax attributable to other comprehensive income	-233			0	-233
Other comprehensive income for the year	**-2**	**-208**	**21**	**-187**	**-189**
Total comprehensive income for the year	**3,626**	**67**	**339**	**406**	**4,032**
Total comprehensive income for the year attributable to					
Equity holders	3,626	67	339	406	4,032
Non-controlling interests	0			0	0

Statement of changes in equity, January - December 2009

SEK M	Before change	Change IFRIC 12	IFRIC 15	Total change	After change
Equity, January 1	19,249	221	-917	-696	18,553
of which non-controlling interests	*178*			*0*	*178*
Dividend to equity holders	-2,185			0	-2,185
Dividend to non-controlling interests	-8			0	-8
Effects of share-based payments	130			0	130
Repurchases of shares	-355			0	-355
Other transfers of assets recognized directly in equity	0			0	0
Comprehensive income for the year attributable to					
Equity holders	3,626	67	339	406	4,032
Non-controlling interests	0			0	0
Equity, December 31	**20,457**	**288**	**-578**	**-290**	**20,167**
of which non-controlling interests	*170*				*170*

Statement of financial position, December 31, 2009

SEK M	Before change	Change IFRIC 12	IFRIC 15	Total change	After change
ASSETS					
Non-current assets					
Property, plant and equipment	6,303			0	6,303
Goodwill	4,363			0	4,363
Other intangible assets	825	-617		-617	208
Investments in joint ventures and associated companies	1,537	1,004		1,004	2,541
Financial non-current assets	1,042			0	1,042
Deferred tax assets	1,668	-98	-15	-113	1,555
Total non-current assets	**15,738**	**289**	**-15**	**274**	**16,012**
Current assets					
Current-asset properties					
Commercial Development	11,325		1,517	1,517	12,842
Residential Development	7,285		2,843	2,843	10,128
Inventories	835			0	835
Financial current assets	7,474		-1,880	-1,880	5,594
Tax assets	533			0	533
Gross amount due from customers for contract work	5,165		-548	-548	4,617
Trade and other receivables	23,646		149	149	23,795
Cash	9,409			0	9,409
Total current assets	**65,672**	**0**	**2,081**	**2,081**	**67,753**
TOTAL ASSETS	**81,410**	**289**	**2,066**	**2,355**	**83,765**
EQUITY					
Equity attributable to equity holders	20,287	287	-577	-290	19,997
Non-controlling interests	170			0	170
TOTAL EQUITY	**20,457**	**287**	**-577**	**-290**	**20,167**
LIABILITIES					
Non-current liabilities					
Financial non-current liabilities	1,913	0		0	1,913
Pensions	2,218			0	2,218
Deferred tax liabilities	1,673	1	-139	-138	1,535
Non-current provisions	53			0	53
Total non-current liabilities	**5,857**	**1**	**-139**	**-138**	**5,719**
Current liabilities					
Financial current liabilities	1,153		2,553	2,553	3,706
Tax liabilities	1,064			0	1,064
Current provisions	5,012			0	5,012
Gross amount due to customers for contract work	16,535		364	364	16,899
Trade and other payables	31,332	1	-134	-134	31,198
Total current liabilities	**55,096**	**1**	**2,783**	**2,784**	**57,879**
TOTAL EQUITY AND LIABILITIES	**81,410.1**	**289**	**2,066**	**2,355**	**83,765**

Key ratios, January-December 2009 and on December 31, 2009

SEK M unless otherwise stated	Before change	Change IFRIC 12 IFRIC 15	After change
Earnings per share after repurchases and conversion, SEK	8.73	1.43	10.16
Return on capital employed, %	21.2	1.1	22.3
Return on equity, %	18.9	3.7	22.6
Capital employed, closing balance	25,583	2,263	27,846
Capital employed, average	25,985	2,201	28,186
Equity/assets ratio, %	25.1	-1.0	24.1
Interest-bearing net receivables	12,524	-4,433	8,091
Net debt/equity ratio	-0.6	0.2	-0.4

Operating cash flow and change in interest-bearing net receivables, January-December 2009

SEK M	Before change	Change IFRIC 12	IFRIC 15	Total change	After change
Cash flow from business operations before change in working capital	5,533		46	46	5,579
Change in working capital	1,528		-1,125	-1,125	403
Net investments in operations	48		1,271	1,271	1,319
Cash flow adjustments, net investments	-15			0	-15
Net strategic investments	-61			0	-61
Cash flow before taxes, financing operations and dividend	**7,033**	**0**	**192**	**192**	**7,225**
Taxes paid	-986			0	-986
Net interest items and other financial items	-347		-32	-32	-379
Dividend etc.	-2,545			0	-2,545
Cash flow before changes in interest-bearing receivables and net debt	**3,155**	**0**	**160**	**160**	**3,315**
Translation differences, interest-bearing net receivables/net debt	-659		131	131	-528
Change in pension liability	690			0	690
Reclassification, interest-bearing net receivables/net debt	227			0	227
Interest-bearing liabilities acquired/divested	0			0	0
Other changes, interest-bearing net liabilities/net debt	-119			0	-119
Change in interest-bearing net receivables	**3,294**	**0**	**291**	**291**	**3,585**
Interest-bearing net receivables, January 1	9,230		-4,724	-4,724	4,506
Change in interest-bearing net receivables	3,294		291	291	3,585
Interest-bearing net receivables, December 31	**12,524**	**0**	**-4,433**	**-4,433**	**8,091**

Group net investments, January-December 2009

SEK M	Before change	Change IFRIC 12	IFRIC 15	Total change	After change
Investments					
Current-asset properties	-6,649		-803	-803	-7,452
of which Residential Development	*-2,562*		*-551*	*-551*	*-3,113*
of which Commercial Development	*-4,087*		*-252*	*-252*	*-4,339*
Other investments	-1,969			0	-1,969
Investments	**-8,618**	**0**	**-803**	**-803**	**-9,421**
Divestments					
Current-asset properties	8,065		2,074	2,074	10,139
of which Residential Development	*3,891*		2,030	*2,030*	*5,921*
of which Commercial Development	*4,174*		44	*44*	*4,218*
Other divestments	540			0	540
Divestments	**8,605**	**0**	**2,074**	**2,074**	**10,679**
Net investments	**-13**	**0**	**1,271**	**1,271**	**1,258**

Consolidated statement of financial position, January 1, 2009

SEK M	Before change	Change IFRIC 12	Change IFRIC 15	Total change	After change
ASSETS					
Non-current assets					
Property, plant and equipment	6,919			0	6,919
Goodwill	4,442			0	4,442
Other intangible assets	804	-572		-572	232
Investments in joint ventures and associated companies	1,512	878		878	2,390
Financial non-current assets	309			0	309
Deferred tax assets	1,970	-85	103	18	1,988
Total non-current assets	**15,956**	**221**	**103**	**324**	**16,280**
Current assets					
Current-asset properties					
Commercial Development	10,835		1,157	1,157	11,992
Residential Development	7,733		4,206	4,206	11,939
Inventories	901			0	901
Financial current assets	7,285		-1,681	-1,681	5,604
Tax assets	812			0	812
Gross amount due from customers for contract work	6,087		-907	-907	5,180
Trade and other receivables	25,988		292	292	26,280
Cash	7,881			0	7,881
Total current assets	**67,522**	**0**	**3,067**	**3,067**	**70,589**
TOTAL ASSETS	**83,478**	**221**	**3,170**	**3,391**	**86,869**
EQUITY					
Equity attributable to equity holders	19,071	221	-917	-696	18,375
Non-controlling interests	178			0	178
TOTAL EQUITY	**19,249**	**221**	**-917**	**-696**	**18,553**
LIABILITIES					
Non-current liabilities					
Financial non-current liabilities	1,077	0		0	1,077
Pensions	3,100			0	3,100
Deferred tax liabilities	1,760		-132	-132	1,628
Non-current provisions	86			0	86
Total non-current liabilities	**6,023**	**0**	**-132**	**-132**	**5,891**
Current liabilities					
Financial current liabilities	2,081		3,043	3,043	5,124
Tax liabilities	864			0	864
Current provisions	4,908			0	4,908
Gross amount due to customers for contract work	17,050		-505	-505	16,545
Trade and other payables	33,303		1,681	1,681	34,984
Total current liabilities	**58,206**	**0**	**4,219**	**4,219**	**62,425**
TOTAL EQUITY AND LIABILITIES	**83,478**	**221**	**3,170**	**3,391**	**86,869**

Key ratios, January 1, 2009

	Before change	Change IFRIC 12 IFRIC 15	After change
Capital employed, SEK M	25,154	2,347	27,501
Equity/assets ratio, %	23.1	-1.7	21.4
Interest-bearing net receivables, SEK M	9,230	-4,724	4,506
Net debt/equity ratio	-0.5	0.3	-0.2

IFRIC 12

Accounting principles

IFRIC 12, "Service Concession Arrangements," which affects Skanska Infrastructure Development, deals with the question of how the operator of a service concession should account for the infrastructure as well as the rights it receives and the obligations it undertakes under the agreement. The operator constructs or upgrades infrastructure (construction or upgrade services) used to provide a public service and maintains the infrastructure (operation services) for a specified period of time. The consideration (payment) that the operator receives shall be allocated between construction or upgrade services and operation services according to the relative fair values of the respective services. Construction or upgrade services are reported in compliance with IAS 11 and operation services in compliance with IAS 18. For construction or upgrade services, the consideration may be rights to a financial asset or an intangible asset. If the operator has an unconditional right in specified or determinable amounts, it is a financial asset. If the operator instead has the right to charge the users of the public service, it is an intangible asset.

Application and effects

Through part-ownership of joint ventures, Skanska participates in many projects that are covered by IFRIC 12.

When constructing or upgrading infrastructure, the consideration may consist of rights to a financial asset or to an intangible asset. Only in the case of the Autopista Central has this been deemed to be an intangible asset.

The estimated total revenue of a project during the contractual period is allocated between construction or upgrade services and operation services. The portion related to construction or upgrade services is recognized as revenue by using the percentage of completion method. If operation services are compensated through a return on a financial asset, an amount that provides a uniform return between years for operation services is recognized as revenue each year. If an intangible asset has instead been recognized, revenue recognition complies with IAS 18 and the carrying amount of the intangible asset is recognized in compliance with IAS 38 and IAS 36.

IFRIC 12 will result in an acceleration of income in an infrastructure project, since the carrying amount of construction or upgrade services is determined on the basis of the total value of the project to the operator. As a consequence of this acceleration, the transition to IFRIC 12 affected equity in the opening balance on January 1, 2009 in the amount of SEK +86 M.

As a result of the reporting of infrastructure projects in compliance with IFRIC 12, all intra-Group profits on infrastructure projects that have arisen when Construction units have performed assignments for Infrastructure Development have been reversed, because the portion of projects related to construction or upgrade services is now recognized as revenue using the percentage of completion method. This affected 2009 gross income in the amount of SEK 65 M. The effect on the opening balance for the item "Investments in joint ventures and associated companies" is SEK +220 M and for equity, after taking taxes into account, the effect is SEK +135 M. The total effect of IFRIC 12 on equity in the opening balance is SEK +221 M.

The Autopista Central expressway concession in Chile, which was previously recognized as an intangible asset, has been reclassified in the opening balance to "Investments in joint ventures and associated companies" in the amount of SEK 572 M. Yearly depreciation is now recognized under the item "Income from joint ventures and associated companies" and no longer under "Gross income." Depreciation for the full year 2009 amounted to SEK 28 M.

For the full year 2009, the income statement item "Income from joint ventures and associated companies" was affected in the amount of SEK +261 M. Of this amount, SEK +274 M comes from Infrastructure Development operations and SEK -13 M from "Central and eliminations" and consists of an adjustment of intra-Group profits. "Other comprehensive income" for the full year 2009 is affected in the amount of SEK -231 M due to the impact on cash flow hedging related to the Autopista Central in Chile.

IFRIC 15

Accounting principles

IFRIC 15, "Agreements for the Construction of Real Estate," is applied to accounting for revenue and expenses when a company undertakes the construction of real estate. The interpretation addresses the issue of whether accounting for construction of real estate should be in accordance with IAS 11 or IAS 18, and when the revenue from the construction of real estate should be recognized. It assumes that the company retains neither an involvement nor effective control over the real estate to an extent that would preclude recognition of the consideration as revenue.

IAS 11 shall be applied when the buyer can specify the structural elements of the design of the real estate before construction begins, or specify major changes once construction is in progress. Otherwise IAS 18 shall be applied. If IAS is applied, it must first be determined whether the agreement is an agreement for the rendering of services or for the sale of goods. If the company is not required to acquire or supply construction materials, it is an agreement for rendering of services, and revenue is recognized according to the percentage of completion method. If the company is required to provide services together with construction materials, it is an agreement for the sale of goods. Revenue is then recognized when, among other things, the company has fulfilled the criterion that it has transferred to the buyer the significant risks and rewards associated with ownership, which normally occurs upon the transfer of legal ownership, which often coincides with the date the purchaser takes possession of the property.

Application and effects

IFRIC 15 will have an effect on the accounting for Skanska's project operations in both Commercial Development and Residential Development.

As for Commercial Development, to date the divestment of completed current-asset properties has been recognized as revenue during the reporting period when binding sales contracts have been signed. If the divestment has concerned a not yet completed property, of which the buyer takes possession only after completion, income has been reported successively as the property is completed (percentage of completion). When IFRIC 15 is applied, revenue recognition of a property divestment will occur only when the purchaser gains legal ownership of the property, which normally coincides with taking possession of the property.

In Residential Development, the reporting of residential projects that are started at the Group's own initiative will be affected. This will mainly affect residential projects in Sweden and Finland, where housing corporations and cooperative housing associations, respectively, are used to reach the individual home buyer. When applying the accounting principle used until now, recognized profit has been proportional to both the degree of accrual (percentage of completion) and the degree of sales when it has concerned a construction project that includes liability to the customer for divestment of completed housing units. When applying IFRIC 15, revenue recognition is postponed until the date when the home buyer takes possession of the unit.

In the income statement, the consequence of applying IFRIC 15 will be that revenue will vary more between reporting periods than to date, because using the percentage of completion method has had an income-smoothing effect. Sales revenue and income from property divestments will also be recognized at a later date. The effect on equity in the opening balance is SEK -917 M. Operating income for the full year 2009 increases by SEK 457 M.

In the statement of financial position, the carrying amount of current-asset properties and interest-bearing liabilities has increased substantially. In the opening balance on January 1, 2009 and the position on December 31, 2009, the following items have been affected by IFRIC 15.

Effects of IFRIC 15	31-Dec 2009	1-Jan 2009
Current-asset properties	4,360	5,363
Interest-bearing receivables	-1,880	-1,681
Deferred tax assets	-15	103
Operating receivables	-399	-615
	2,066	3,170
Equity	-577	-917
Interest-bearing liabilities	2,553	3,043
Deferred tax liabilities	-139	-133
Operating liabilities	230	1,176
	2,066	3,169
Interest-bearing net receivabl	-4,433	-4,724

The carrying amount of current-asset properties increased by SEK 4,360 M (5,363) because an individual property will leave the Group on a later date and because accrued contracting expenses in residential properties will be recognized at the cost of the current-asset property and will no longer be included either under "Gross amount due from customers for contract work" or "Gross amount due to customers for contract work." The reason for the increase of SEK 2,553 M (3,043) in interest-bearing liabilities is that invoicing of a cooperative housing association (Sweden) or housing corporation (Finland) will be recognized as a liability to the extent that it is related to residential units reported as current-asset property in the consolidated accounts. The previous accounting principle – revenue recognition of a sale of commercial properties on the contract date – normally involves the recognition of a purchase price receivable as an interest-bearing receivable. Interest-bearing receivables thus decreased by SEK -1,880 M (-1,681). The total impact on interest-bearing net receivables is SEK -4,433 M (-4,724). The effect on equity is SEK -577 M (-917).

New segment reporting

Skanska applies IFRSs in the Group's financial reports.

Effective from January 1, 2010, the Group is reporting its Residential Development and Commercial Development segments according to a new segment reporting method. The reason is that the new segment report more clearly illustrates how these segments carry out their operations and create value for the Group. According to the new segment reporting method, capital gains on property divestments are recognized when binding contracts are signed, unlike the previously used percentage of completion method (degree of accrual multiplied by degree of sales). The new segment reporting coincides with the way the Senior Executive Team monitors operations and will serve as the basis for dividend decisions by the Board of Directors. The design of the Group's incentive programs also mainly follows operating segment reporting. Profit for the year 2009 based on segment reporting is affected in the amount of SEK -626 M compared to the previously reported profit.

According to the new segment reporting method, capital gains on property divestments are recognized when binding contracts are signed, unlike IFRIC 15, in which gains are recognized when the property is handed over, as described in the above section on IFRIC 15. Due to the reporting of Residential Development and Commercial Development in compliance with IFRIC 15, property divestments are recognized with a time lag, which does not reflect operations.

The Construction and Infrastructure operating segments are reported in compliance with IFRSs.

In the Group's future quarterly reports and other financial presentations, segment reporting will serve as the basis for analysis.

Because of this segment reporting method, operating income in the Residential Development and Commercial Development segments diverges from operating income in compliance with IFRSs. In the balance sheet, this difference has affected working capital. Interest-bearing assets and liabilities have not been affected, and net financial items in segment reporting are thus the same as in IFRS-compliant accounting.

Effective from January 1, 2010, the residential and commercial development operations previously carried out in the Construction segment, primarily in Skanska Sweden, are being reported in the Residential Development and Commercial Development segments. This has adjusted 2009 income. The changes can be seen in the "Intra-Group transfer" column and in 2009 refers to Construction operations in Sweden.

As a result of the transition to IFRIC 15, Residential Development operations in Finland will not only have an impact on total revenue, which will be delayed, but also an impact on total revenue, since revenue consists of total accrued expenses with a profit increment and no longer the sale of shares in housing corporations.

The effects during 2009 of the transition to IFRIC 12 and IFRIC 15, the transfer of part of Swedish operations between segments plus the bridge to the new segment reporting method are presented by segment on the next page.

In Commercial Development, the transition to IFRIC 15 had a positive impact on 2009 income, totaling SEK +309 M, primarily due to the delay in profit recognition of certain projects in Europe from 2008. The transition to segment reporting, however, has an impact of SEK -418 M on operating income, because many property projects were completed during 2009 and few were started.

Application of IFRIC 15 increases operating income in Residential Development operations during 2009 by SEK +239 M. Especially in Swedish and Czech operations, there are sizable shifts in income between years. In Residential Development, too, segment income is SEK 443 M lower than in IFRIC 15-compliant accounting and is explained by low activity in new projects.

Construction operations, as they were reported previously, have also been affected during the full year 2009 as a consequence of IFRIC 15. Swedish operations have included projects that fall under IFRIC 15, and after the transition these projects now belong to the Residential Development and Commercial Development segments. During 2009 the transition to IFRIC 15 has a total impact of SEK -104 M on operating income in Construction, then an additional SEK -73 M due to the transfer of projects to the Residential Development and Commercial Development segments.

Segments, January - December 2009

The change by business stream during 2009 consists of three steps:
- Change of principles due to the introduction of IFRIC 12 and IFRIC 15, which affects the whole Group.
- The transfer from Construction to Residential Development and Commercial Development of the portion of Swedish construction operations that is also affected by IFRIC 15 and the new segment reporting method. This change also resulted in effects on Group eliminations.
- The bridge from IFRIC 15 to segment reporting

Construction	According				Bridge	According
	to previous	Change		Intra-Group	to segment	to new segment
SEK M	reporting	IFRIC12	IFRIC 15	transfer	reporting	reporting
Revenue	130,792		-434	30		130,388
Gross income	**11,392**	**0**	**-104**	**-104**	**0**	**11,184**
Selling and administrative expenses	-6,348			31		-6,317
Income from joint ventures and associated companies	3					3
Operating income	**5,047**	**0**	**-104**	**-73**	**0**	**4,870**
Gross margin, %	8.7					8.6
Selling and administrative expenses, %	-4.9					-4.8
Operating margin, %	3.9					3.7

Residential Development	According				Bridge	According
	to previous	Change		Intra-Group	to segment	to new segment
SEK M	reporting	IFRIC12	IFRIC 15	transfer	reporting	reporting
Revenue	6,487		2,668	284	-2,895	6,544
Gross income	**731**	**0**	**239**	**51**	**-443**	**578**
Selling and administrative expenses	-576			-14		-590
Income from joint ventures and associated companies	-4					-4
Operating income	**151**	**0**	**239**	**37**	**-443**	**-16**
Operating margin, %	2.3					-0.2

Commercial Development	According				Bridge	According
	to previous	Change		Intra-Group	to segment	to new segment
SEK M	reporting	IFRIC12	IFRIC 15	transfer	reporting	reporting
Revenue	4,148		463	344	-409	4,546
Gross income	**1,153**	**0**	**309**	**70**	**-418**	**1,114**
Selling and administrative expenses	-317			-17		-334
Income from joint ventures and associated companies	0					0
Operating income	**836**	**0**	**309**	**53**	**-418**	**780**

Infrastructure Development	According				Bridge	According
	to previous	Change		Intra-Group	to segment	to new segment
SEK M	reporting	IFRIC12	IFRIC 15	transfer	reporting	reporting
Revenue	151					151
Gross income	**-87**	**28**	**0**	**0**	**0**	**-59**
Selling and administrative expenses	-155					-155
Income from joint ventures and associated companies	127	274				401
Operating income	**-115**	**302**	**0**	**0**	**0**	**187**

Central and eliminations	According				Bridge	According
	to previous	Change		Intra-Group	to segment	to new segment
SEK M	reporting	IFRIC12	IFRIC 15	transfer	reporting	reporting
Revenue	-4,775		-376	-658		-5,809
Gross income	**-32**	**65**	**13**	**-17**	**0**	**29**
Selling and administrative expenses	-682					-682
Income from joint ventures and associated companies	17	-13				4
Operating income	**-697**	**52**	**13**	**-17**	**0**	**-649**

Group	According			According	Bridge	According
	to previous	Change		to new reporting	to segment	to new segment
SEK M	reporting	IFRIC12	IFRIC 15	IFRS	reporting	reporting
Revenue	136,803		2,321	139,124	-3,304	135,820
Gross income	**13,157**	**93**	**457**	**13,707**	**-861**	**12,846**
Selling and administrative expenses	-8,078			-8,078		-8,078
Income from joint ventures and associated companies	143	261		404		404
Operating income	**5,222**	**354**	**457**	**6,033**	**-861**	**5,172**
Net financial items	-201		-32	-233		-233
Income after financial items	**5,021**	**354**	**425**	**5,800**	**-861**	**4,939**
Taxes	-1,393	-79	-107	-1,579	235	-1,344
Profit for the year	**3,628**	**275**	**318**	**4,221**	**-626**	**3,595**
Earning per share for the year after repurchases and conversion, SEK	8.73			10.16		8.65
Return on equity, %	18.9			22.6		19.7

Appendix

Effects on consolidated financial statements, January-March 2009

Income statement, January-March 2009

SEK M	Before change	Change IFRIC 12	Change IFRIC 15	Total change	After change
Revenue	30,861		-97	-97	30,764
Cost of sales	-28,178	10	-27	-17	-28,195
Gross income	**2,683**	**10**	**-124**	**-114**	**2,569**
Selling and administrative expenses	-2,039			0	-2,039
Income from joint ventures and associated companies	31	50		50	81
Operating income	**675**	**60**	**-124**	**-64**	**611**
Interest income	75		-20	-20	55
Pension interest	-10			0	-10
Interest expenses	-66		-27	-27	-93
Capitalized interest expenses	31		27	27	58
Net interest income	*30*	*0*	*-20*	*-20*	*10*
Change in fair value	-34			0	-34
Other financial items	-53			0	-53
Net financial items	**-57**	**0**	**-20**	**-20**	**-77**
Income after financial items	**618**	**60**	**-144**	**-84**	**534**
Taxes	-185	-17	22	5	-180
Profit for the period	**433**	**43**	**-122**	**-79**	**354**
Profit for the period attributable to					
Equity holders	432	43	-122	-79	353
Non-controlling interests	1	0	0	0	1

Statement of comprehensive income, January-March 2009

SEK M	Before change	Change IFRIC 12	Change IFRIC 15	Total change	After change
Profit for the period	**433**	**43**	**-122**	**-79**	**354**
Other comprehensive income					
Translation differences attributable to equity holders	580	44	11	55	635
Translation differences attributable to non-controlling interests	-3			0	-3
Hedging of exchange rate risk in foreign operations	-236			0	-236
Effects of actuarial gains and losses on pensions	-607			0	-607
Effects of cash flow hedges	-33	-184		-184	-217
Tax attributable to other comprehensive income	177			0	177
Other comprehensive income for the period	**-122**	**-140**	**11**	**-129**	**-251**
Total comprehensive income for the period	**311**	**-97**	**-111**	**-208**	**103**
Total comprehensive income for the period attributable to					
Equity holders	313	-97	-111	-208	105
Non-controlling interests	-2			0	-2

Statement of changes in equity, January-March 2009

SEK M	Before change	Change IFRIC 12	Change IFRIC 15	Total change	After change
Equity, January 1	19,249	221	-917	-696	18,553
of which non-controlling interests	*178*			*0*	*178*
Dividend to equity holders	0			0	0
Dividend to non-controlling interests	-5			0	-5
Effects of share-based payments	24			0	24
Repurchases of shares	0			0	0
Other transfers of assets recognized directly in equity	0			0	0
Comprehensive income for the year attributable to					
Equity holders	313	-97	-111	-208	105
Non-controlling interests	-2			0	-2
Equity, December 31	**19,579**	**124**	**-1,028**	**-904**	**18,675**
of which non-controlling interests	*171*				*171*

Statement of financial position, March 31, 2009

SEK M	Before change	Change IFRIC 12	IFRIC 15	Total change	After change
ASSETS					
Non-current assets					
Property, plant and equipment	6,954			0	6,954
Goodwill	4,690			0	4,690
Other intangible assets	873	-638		-638	235
Investments in joint ventures and associated companies	1,649	848		848	2,497
Financial non-current assets	366			0	366
Deferred tax assets	1,888	-85	104	19	1,907
Total non-current assets	**16,420**	**125**	**104**	**229**	**16,649**
Current assets					
Current-asset properties					
Commercial Development	11,437		1,468	1,468	12,905
Residential Development	8,128		4,064	4,064	12,192
Inventories	1,052			0	1,052
Financial current assets	8,433		-2,127	-2,127	6,306
Tax assets	675			0	675
Gross amount due from customers for contract work	6,928		-847	-847	6,081
Trade and other receivables	23,726		73	73	23,799
Cash	5,815			0	5,815
Total current assets	**66,194**	**0**	**2,631**	**2,631**	**68,825**
TOTAL ASSETS	**82,614**	**125**	**2,735**	**2,860**	**85,474**
EQUITY					
Equity attributable to equity holders	19,408	124	-1,028	-904	18,504
Non-controlling interests	171			0	171
TOTAL EQUITY	**19,579**	**124**	**-1,028**	**-904**	**18,675**
LIABILITIES					
Non-current liabilities					
Financial non-current liabilities	1,106	0		0	1,106
Pensions	3,795			0	3,795
Deferred tax liabilities	1,530	1	-154	-153	1,377
Non-current provisions	49			0	49
Total non-current liabilities	**6,480**	**1**	**-154**	**-153**	**6,327**
Current liabilities					
Financial current liabilities	2,443		3,069	3,069	5,512
Tax liabilities	556			0	556
Current provisions	4,744			0	4,744
Gross amount due to customers for contract work	17,593		-459	-459	17,134
Trade and other payables	31,219		1,307	1,307	32,526
Total current liabilities	**56,555**	**0**	**3,916**	**3,916**	**60,471**
TOTAL EQUITY AND LIABILITIES	**82,614**	**125**	**2,734**	**2,859**	**85,474**

Key ratios, January-March 2009 and on March 31, 2009

SEK M unless otherwise stated	Before change	Change IFRIC 12 IFRIC 15	After change
Earnings per share after repurchases and conversion, SEK	1.04	-0.19	0.85
Return on capital employed, %	16.3	-1.9	14.3
Return on equity, %	13.9	0.1	14.0
Capital employed, closing balance	26,534	2,165	28,699
Capital employed, average	25,166	2,163	27,328
Equity/assets ratio, %	23.7	-1.9	21.8
Interest-bearing net receivables	7,320	-5,196	2,124
Net debt/equity ratio	-0.4	0.3	-0.1

Operating cash flow and change in interest-bearing net receivables, January-March 2009

SEK M	Before change	Change IFRIC 12	IFRIC 15	Total change	After change
Cash flow from business operations before change in working capital	844		2	2	846
Change in working capital	-1,014		-145	-145	-1,160
Net investments in operations	-858		-301	-301	-1,159
Cash flow adjustments, net investments	-91			0	-91
Net strategic investments	-1			0	-1
Cash flow before taxes, financing operations and dividend	**-1,120**	**0**	**-445**	**-445**	**-1,566**
Taxes paid	-291			0	-291
Net interest items and other financial items	-7		-20	-20	-27
Dividend etc.	-5			0	-5
Cash flow before changes in interest-bearing receivables and net debt	**-1,423**	**0**	**-465**	**-465**	**-1,889**
Translation differences, interest-bearing net receivables/net debt	126		-7	-7	119
Change in pension liability	-548			0	-548
Reclassification, interest-bearing net receivables/net debt	9			0	9
Interest-bearing liabilities acquired/divested	0			0	0
Other changes, interest-bearing net liabilities/net debt	-74			0	-74
Change in interest-bearing net receivables	**-1,910**	**0**	**-472**	**-472**	**-2,382**
Interest-bearing net receivables, January 1	9,230		-4,724	-4,724	4,506
Change in interest-bearing net receivables	-1,910		-472	-472	-2,382
Interest-bearing net receivables, March 31	**7,320**	**0**	**-5,196**	**-5,196**	**2,124**

Group net investments, January-March 2009

SEK M	Before change	Change IFRIC 12	IFRIC 15	Total change	After change
Investments					
Current-asset properties	-1,920		-128	-128	-2,048
of which Residential Development	*-815*		*-115*	*-115*	*-930*
of which Commercial Development	*-1,105*		*-13*	*-13*	*-1,118*
Other investments	-323			0	-323
Investments	**-2,243**	**0**	**-128**	**-128**	**-2,371**
Divestments					
Current-asset properties	1,334		-173	-173	1,161
of which Residential Development	*850*		281	*281*	*1,131*
of which Commercial Development	*484*		-454	*-454*	*30*
Other divestments	50			0	50
Divestments	**1,384**	**0**	**-173**	**-173**	**1,211**
Net investments	**-859**	**0**	**-301**	**-301**	**-1,160**

Effects on consolidated financial statements, January-June 2009

Income statement, January-June 2009

SEK M	Before change	Change IFRIC 12	Change IFRIC 15	Total change	After change
Revenue	66,594		1,848	1,848	68,442
Cost of sales	-60,273	39	-1,443	-1,404	-61,677
Gross income	**6,321**	**39**	**405**	**444**	**6,765**
Selling and administrative expenses	-4,092			0	-4,092
Income from joint ventures and associated companies	81	146		146	227
Operating income	**2,310**	**185**	**405**	**590**	**2,900**
Interest income	120		-27	-27	93
Pension interest	-20			0	-20
Interest expenses	-102		-51	-51	-153
Capitalized interest expenses	47		51	51	98
Net interest income	*45*	*0*	*-27*	*-27*	*18*
Change in fair value	-62			0	-62
Other financial items	-55			0	-55
Net financial items	**-72**	**0**	**-27**	**-27**	**-99**
Income after financial items	**2,238**	**185**	**378**	**563**	**2,801**
Taxes	-626	-43	-100	-143	-769
Profit for the period	**1,612**	**142**	**278**	**420**	**2,032**
Profit for the period attributable to					
Equity holders	1,606	142	278	420	2,026
Non-controlling interests	6	0	0	0	6

Statement of comprehensive income, January-June 2009

SEK M	Before change	Change IFRIC 12	Change IFRIC 15	Total change	After change
Profit for the period	**1,612**	**142**	**278**	**420**	**2,032**
Other comprehensive income					
Translation differences attributable to equity holders	334	47	10	57	391
Translation differences attributable to non-controlling interests	3			0	3
Hedging of exchange rate risk in foreign operations	-179			0	-179
Effects of actuarial gains and losses on pensions	-94			0	-94
Effects of cash flow hedges	7	-241		-241	-234
Tax attributable to other comprehensive income	22			0	22
Other comprehensive income for the period	**93**	**-194**	**10**	**-184**	**-91**
Total comprehensive income for the period	**1,705**	**-52**	**288**	**236**	**1,941**
Total comprehensive income for the period attributable to					
Equity holders	1,696	-52	288	236	1,932
Non-controlling interests	9			0	9

Statement of changes in equity, January-June 2009

SEK M	Before change	Change IFRIC 12	Change IFRIC 15	Total change	After change
Equity, January 1	19,249	221	-917	-696	18,553
of which non-controlling interests	*178*			*0*	*178*
Dividend to equity holders	-2,185			0	-2,185
Dividend to non-controlling interests	-5			0	-5
Effects of share-based payments	54			0	54
Repurchases of shares	-62			0	-62
Other transfers of assets recognized directly in equity	0			0	0
Comprehensive income for the year attributable to					
Equity holders	1,696	-52	288	236	1,932
Non-controlling interests	9			0	9
Equity, June 30	**18,756**	**169**	**-629**	**-460**	**18,296**
of which non-controlling interests	*181*				*181*

Statement of financial position, June 30, 2009

SEK	Before change	Change IFRIC 12	Change IFRIC 15	Total change	After change
ASSETS					
Non-current assets					
Property, plant and equipment	6,815			0	6,815
Goodwill	4,784			0	4,784
Other intangible assets	871	-643		-643	228
Investments in joint ventures and associated companies	1,788	903		903	2,691
Financial non-current assets	567			0	567
Deferred tax assets	1,856	-90	79	-11	1,845
Total non-current assets	**16,681**	**170**	**79**	**249**	**16,930**
Current assets					
Current-asset properties					
Commercial Development	11,775		914	914	12,689
Residential Development	7,770		3,169	3,169	10,939
Inventories	1,260			0	1,260
Financial current assets	7,242		-1,153	-1,153	6,089
Tax assets	814			0	814
Gross amount due from customers for contract work	6,933		-798	-798	6,135
Trade and other receivables	26,216		86	86	26,302
Cash	6,013			0	6,013
Total current assets	**68,023**	**0**	**2,218**	**2,218**	**70,241**
TOTAL ASSETS	**84,704**	**170**	**2,297**	**2,467**	**87,171**
EQUITY					
Equity attributable to equity holders	18,575	168	-628	-460	18,115
Non-controlling interests	181			0	181
TOTAL EQUITY	**18,756**	**168**	**-628**	**-460**	**18,296**
LIABILITIES					
Non-current liabilities					
Financial non-current liabilities	1,769			0	1,769
Pensions	3,173			0	3,173
Deferred tax liabilities	1,782	1	-59	-58	1,724
Non-current provisions	69			0	69
Total non-current liabilities	**6,793**	**1**	**-59**	**-58**	**6,735**
Current liabilities					
Financial current liabilities	3,047		2,756	2,756	5,804
Tax liabilities	530			0	530
Current provisions	4,463			0	4,463
Gross amount due to customers for contract work	17,505		-423	-423	17,082
Trade and other payables	33,610	0	651	651	34,261
Total current liabilities	**59,155**	**0**	**2,984**	**2,984**	**62,140**
TOTAL EQUITY AND LIABILITIES	**84,704**	**170**	**2,297**	**2,467**	**87,171**

Key ratios, January-June 2009 and on June 30, 2009

SEK M unless otherwise stated	Before change	Change IFRIC 12 IFRIC 15	After change
Earnings per share after repurchases and conversion, SEK	3.86	1.01	4.87
Return on capital employed, %	16.9	1.7	18.6
Return on equity, %	14.5	4.7	19.2
Capital employed, closing balance	26,376	2,297	28,673
Capital employed, average	25,489	2,186	27,675
Equity/assets ratio, %	22.1	-1.1	21.0
Interest-bearing net receivables	5,931	-3,910	2,021
Net debt/equity ratio	-0.3	0.2	-0.1

Operating cash flow and change in interest-bearing net receivables, January-June 2009

SEK M	Before change	Change IFRIC 12	IFRIC 15	Total change	After change
Cash flow from business operations before change in working capital	2,309		4	4	2,313
Change in working capital	-1,165		-854	-854	-2,019
Net investments in operations	-739		1,616	1,616	877
Cash flow adjustments, net investments	-227			0	-227
Net strategic investments	-5			0	-5
Cash flow before taxes, financing operations and dividend	**173**	**0**	**766**	**766**	**939**
Taxes paid	-702			0	-702
Net interest items and other financial items	15		-27	-27	-12
Dividend etc.	-2,252			0	-2,252
Cash flow before changes in interest-bearing receivables and net debt	**-2,766**	**0**	**739**	**739**	**-2,027**
Translation differences, interest-bearing net receivables/net debt	-316		75	75	-241
Change in pension liability	-87			0	-87
Reclassification, interest-bearing net receivables/net debt	9			0	9
Interest-bearing liabilities acquired/divested	0			0	0
Other changes, interest-bearing net liabilities/net debt	-139			0	-139
Change in interest-bearing net receivables	**-3,299**	**0**	**814**	**814**	**-2,485**
Interest-bearing net receivables, January 1	9,230		-4,724	-4,724	4,506
Change in interest-bearing net receivables	-3,299		814	814	-2,485
Interest-bearing net receivables, June 30	**5,931**	**0**	**-3,910**	**-3,910**	**2,021**

Group net investments, January-June 2009

SEK M	Before change	Change IFRIC 12	IFRIC 15	Total change	After change
Investments					
Current-asset properties	-3,922		-119	-119	-4,041
of which Residential Development	*-1,521*		*-106*	*-106*	*-1,627*
of which Commercial Development	*-2,401*		*-13*	*-13*	*-2,414*
Other investments	-880			0	-880
Investments	**-4,802**	**0**	**-119**	**-119**	**-4,921**
Divestments					
Current-asset properties	3,895		1,735	1,735	5,630
of which Residential Development	*2,142*		1,250	*1,250*	*3,392*
of which Commercial Development	*1,753*		485	*485*	*2,238*
Other divestments	163			0	163
Divestments	**4,058**	**0**	**1,735**	**1,735**	**5,793**
Net investments	**-744**	**0**	**1,616**	**1,616**	**872**

Effects on consolidated financial statements, January-September 2009

Income statement, January-September 2009

SEK M	Before change	Change IFRIC 12	Change IFRIC 15	Total change	After change
Revenue	102,150		2,828	2,828	104,978
Cost of sales	-92,428	79	-2,225	-2,146	-94,574
Gross income	**9,722**	**79**	**603**	**682**	**10,404**
Selling and administrative expenses	-5,904			0	-5,904
Income from joint ventures and associated companies	96	141		141	237
Operating income	**3,914**	**220**	**603**	**823**	**4,737**
Interest income	175		-30	-30	145
Pension interest	-29			0	-29
Interest expenses	-180		-70	-70	-250
Capitalized interest expenses	58		70	70	128
Net interest income	*24*	*0*	*-30*	*-30*	*-6*
Change in fair value	-81			0	-81
Other financial items	-94			0	-94
Net financial items	**-151**	**0**	**-30**	**-30**	**-181**
Income after financial items	**3,763**	**220**	**573**	**793**	**4,556**
Taxes	-1,016	-47	-124	-171	-1,187
Profit for the period	**2,747**	**173**	**449**	**622**	**3,369**
Profit for the period attributable to					
Equity holders	2,738	173	449	622	3,360
Non-controlling interests	9	0	0	0	9

Statement of comprehensive income, January-September 2009

SEK M	Before change	Change IFRIC 12	Change IFRIC 15	Total change	After change
Profit for the period	**2,747**	**173**	**449**	**622**	**3,369**
Other comprehensive income					
Translation differences attributable to equity holders	-677	14	18	31	-646
Translation differences attributable to non-controlling interests	-4			0	-4
Hedging of exchange rate risk in foreign operations	138			0	138
Effects of actuarial gains and losses on pensions	118			0	118
Effects of cash flow hedges	30	-204		-204	-174
Tax attributable to other comprehensive income	-24			0	-24
Other comprehensive income for the period	**-419**	**-190**	**17**	**-173**	**-592**
Total comprehensive income for the period	**2,328**	**-17**	**466**	**449**	**2,777**
Total comprehensive income for the period attributable to					
Equity holders	2,323	-17	466	449	2,772
Non-controlling interests	5			0	5

Statement of changes in equity, January-September 2009

SEK M	Before change	Change IFRIC 12	Change IFRIC 15	Total change	After change
Equity, January 1	19,249	221	-917	-696	18,553
of which non-controlling interests	*178*			*0*	*178*
Dividend to equity holders	-2,185			0	-2,185
Dividend to non-controlling interests	-7			0	-7
Effects of share-based payments	89			0	89
Repurchases of shares	-203			0	-203
Other transfers of assets recognized					
directly in equity	0			0	0
Comprehensive income for the period attributable to					
Equity holders	2,323	-17	466	449	2,772
Non-controlling interests	5			0	5
Equity, September 30	**19,271**	**204**	**-451**	**-247**	**19,024**
of which non-controlling interests	*176*				*176*

Statement of financial position, September 30, 2009

SEK M	Before change	Change IFRIC 12	IFRIC 15	Total change	After change
ASSETS					
Non-current assets					
Property, plant and equipment	6,482			0	6,482
Goodwill	4,512			0	4,512
Other intangible assets	773	-568		-568	205
Investments in joint ventures and associated companies	1,715	870		870	2,585
Financial non-current assets	1,061			0	1,061
Deferred tax assets	2,022	-97	77	-20	2,002
Total non-current assets	**16,565**	**205**	**77**	**282**	**16,847**
Current assets					
Current-asset properties					
Commercial Development	11,800		562	562	12,362
Residential Development	7,211		2,868	2,868	10,079
Inventories	912			0	912
Financial current assets	6,727		-832	-832	5,895
Tax assets	590			0	590
Gross amount due from customers for contract work	6,995		-799	-799	6,196
Trade and other receivables	25,516		95	95	25,611
Cash	7,107			0	7,107
Total current assets	**66,858**	**0**	**1,894**	**1,894**	**68,752**
TOTAL ASSETS	**83,423**	**205**	**1,971**	**2,176**	**85,599**
EQUITY					
Equity attributable to equity holders	19,095	204	-451	-247	18,848
Non-controlling interests	176			0	176
TOTAL EQUITY	**19,271**	**204**	**-451**	**-247**	**19,024**
LIABILITIES					
Non-current liabilities					
Financial non-current liabilities	1,857			0	1,857
Pensions	2,859			0	2,859
Deferred tax liabilities	1,894	1	-33	-32	1,862
Non-current provisions	66			0	66
Total non-current liabilities	**6,676**	**1**	**-33**	**-32**	**6,644**
Current liabilities					
Financial current liabilities	2,042		2,280	2,280	4,323
Tax liabilities	931			0	931
Current provisions	4,545			0	4,545
Gross amount due to customers for contract work	17,327		-403	-403	16,924
Trade and other payables	32,631	-1	578	577	33,208
Total current liabilities	**57,476**	**-1**	**2,455**	**2,454**	**59,931**
TOTAL EQUITY AND LIABILITIES	**83,423**	**205**	**1,971**	**2,176**	**85,599**

Key ratios, January-September and on September 30, 2009

SEK M unless otherwise stated	Before change	Change IFRIC 12 IFRIC 15	After change
Earnings per share after repurchases and conversion, SEK	6.59	1.49	8.08
Return on capital employed, %	16.5	2.3	18.8
Return on equity, %	14.1	5.5	19.6
Capital employed, closing balance	25,663	2,034	27,697
Capital employed, average	25,847	2,217	28,064
Equity/assets ratio, %	23.1	-0.9	22.2
Interest-bearing net receivables	7,957	-3,112	4,845
Net debt/equity ratio	-0.4	0.1	-0.3

Operating cash flow and change in interest-bearing receivables, January-September 2009

SEK M	Before change	Change IFRIC 12	IFRIC 15	Total change	After change
Cash flow from business operations before change in working capital	4,118		5	5	4,123
Change in working capital	187		-888	-888	-701
Net investments in operations	-700		2,380	2,380	1,680
Cash flow adjustments, net investments	-320			0	-320
Net strategic investments	-49			0	-49
Cash flow before taxes, financing operations and dividend	**3,236**	**0**	**1,497**	**1,497**	**4,733**
Taxes paid	-965			0	-965
Net interest items and other financial items	-288		-30	-30	-318
Dividend etc.	-2,395			0	-2,395
Cash flow before changes in interest-bearing receivables and liabilities	**-412**	**0**	**1,467**	**1,467**	**1,055**
Translation differences, interest-bearing net receivables/net debt	-806		145	145	-661
Change in pension liability	90			0	90
Reclassification, interest-bearing net receivables/net debt	9			0	9
Interest-bearing liabilities acquired/divested	0			0	0
Other changes, interest-bearing net liabilities/net debt	-154			0	-154
Change in interest-bearing net receivables	**-1,273**	**0**	**1,612**	**1,612**	**339**
Interest-bearing net receivables, January 1	9,230		-4,724	-4,724	4,506
Change in interest-bearing net receivables	-1,273		1,612	1,612	339
Interest-bearing net receivables, December 31	**7,957**	**0**	**-3,112**	**-3,112**	**4,845**

Group net investments, January-September 2009

SEK M	Before change	Change IFRIC 12	IFRIC 15	Total change	After change
Investments					
Current-asset properties	-4,909		-264	-264	-5,173
of which Residential Development	*-1,778*		*-254*	*-254*	*-2,032*
of which Commercial Development	*-3,131*		*-10*	*-10*	*-3,141*
Other investments	-1,366			0	-1,366
Investments	**-6,275**	**0**	**-264**	**-264**	**-6,539**
Divestments					
Current-asset properties	5,311		2,644	2,644	7,955
of which Residential Development	*2,891*		1,728	*1,728*	*4,619*
of which Commercial Development	*2,420*		916	*916*	*3,336*
Other divestments	215			0	215
Divestments	**5,526**	**0**	**2,644**	**2,644**	**8,170**
Net investments	**-749**	**0**	**2,380**	**2,380**	**1,631**

Segments, January-March 2009

Construction SEK M	According to previous reporting	Change IFRIC12	Change IFRIC 15	Intra-Group transfer	Bridge to segment reporting	According to new segment reporting
Revenue	30,406		16	47		30,469
Gross income	**2,381**	**0**	**8**	**-23**	**0**	**2,366**
Selling and administrative expenses	-1,652			6		-1,646
Income from joint ventures and associated companies	6					6
Operating income	**735**	**0**	**8**	**-17**	**0**	**726**
Gross margin, %	7.8					7.8
Selling and administrative expenses, %	-5.4					-5.4
Operating margin, %	2.4					2.4

Residential Development SEK M	According to previous reporting	Change IFRIC12	Change IFRIC 15	Intra-Group transfer	Bridge to segment reporting	According to new segment reporting
Revenue	1,453		453	111	-690	1,327
Gross income	**129**	**0**	**20**	**23**	**-90**	**82**
Selling and administrative expenses	-140			-6		-146
Income from joint ventures and associated companies	0					0
Operating income	**-11**	**0**	**20**	**17**	**-90**	**-64**
Operating margin, %	-0.8					-4.8

Commercial Development SEK M	According to previous reporting	Change IFRIC12	Change IFRIC 15	Intra-Group transfer	Bridge to segment reporting	According to new segment reporting
Revenue	793		-442		40	391
Gross income	**227**	**0**	**-143**	**0**	**5**	**89**
Selling and administrative expenses	-73					-73
Income from joint ventures and associated companies	-1					-1
Operating income	**153**	**0**	**-143**	**0**	**5**	**15**

Infrastructure Development SEK M	According to previous reporting	Change IFRIC12	Change IFRIC 15	Intra-Group transfer	Bridge to segment reporting	According to new segment reporting
Revenue	12					12
Gross income	**-44**	**7**	**0**	**0**	**0**	**-37**
Selling and administrative expenses	-40					-40
Income from joint ventures and associated companies	22	55				77
Operating income	**-62**	**62**	**0**	**0**	**0**	**0**

Central and eliminations SEK M	According to previous reporting	Change IFRIC12	Change IFRIC 15	Intra-Group transfer	Bridge to segment reporting	According to new segment reporting
Revenue	-1,803		-124	-158		-2,085
Gross income	**-10**	**3**	**-9**	**0**	**0**	**-16**
Selling and administrative expenses	-134					-134
Income from joint ventures and associated companies	4	-5				-1
Operating income	**-140**	**-2**	**-9**	**0**	**0**	**-151**

Group SEK M	According to previous reporting	Change IFRIC12	Change IFRIC 15	According to new reporting IFRS	Bridge to segment reporting	According to new segment reporting
Revenue	30,861		-97	30,764	-650	30,114
Gross income	**2,683**	**10**	**-124**	**2,569**	**-85**	**2,484**
Selling and administrative expenses	-2,039			-2,039		-2,039
Income from joint ventures and associated companies	31	50		81		81
Operating income	**675**	**60**	**-124**	**611**	**-85**	**526**
Net financial items	-57		-20	-77		-77
Income after financial items	**618**	**60**	**-144**	**534**	**-85**	**449**
Taxes	-185	-17	22	-180	29	-151
Profit for the year	**433**	**43**	**-122**	**354**	**-56**	**298**
Earning per share for the year after repurchases and conversion, SEK	1.04			0.85		0.71
Return on equity, %	13.9			14.0		13.7

Segments, January-June 2009

Construction SEK M	According to previous reporting	Change IFRIC12	IFRIC 15	Intra-Group transfer	Bridge to segment reporting	According to new segment reporting
Revenue	64,457		27	-8		64,476
Gross income	**5,386**	**0**	**11**	**-57**	**0**	**5,340**
Selling and administrative expenses	-3,281			16		-3,265
Income from joint ventures and associated companies	2					2
Operating income	**2,107**	**0**	**11**	**-41**	**0**	**2,077**
Gross margin, %	8.4					8.3
Selling and administrative expenses, %	-5.1					-5.1
Operating margin, %	3.3					3.2

Residential Development SEK M	According to previous reporting	Change IFRIC12	IFRIC 15	Intra-Group transfer	Bridge to segment reporting	According to new segment reporting
Revenue	3,236		1,549	165	-2,013	2,937
Gross income	**320**	**0**	**94**	**35**	**-270**	**179**
Selling and administrative expenses	-287			-8		-295
Income from joint ventures and associated companies	-6					-6
Operating income	**27**	**0**	**94**	**27**	**-270**	**-122**
Operating margin, %	0.8					-4.2

Commercial Development SEK M	According to previous reporting	Change IFRIC12	IFRIC 15	Intra-Group transfer	Bridge to segment reporting	According to new segment reporting
Revenue	2,088		519	150	-1,415	1,342
Gross income	**684**	**0**	**287**	**22**	**-573**	**420**
Selling and administrative expenses	-150		-8			-158
Income from joint ventures and associated companies	-1					-1
Operating income	**533**	**0**	**287**	**15**	**-573**	**261**

Infrastructure Development SEK M	According to previous reporting	Change IFRIC12	IFRIC 15	Intra-Group transfer	Bridge to segment reporting	According to new segment reporting
Revenue	102					102
Gross income	**-14**	**14**	**0**	**0**	**0**	**0**
Selling and administrative expenses	-81					-81
Income from joint ventures and associated companies	80	153				233
Operating income	**-15**	**167**	**0**	**0**	**0**	**152**

Central and eliminations SEK M	According to previous reporting	Change IFRIC12	IFRIC 15	Intra-Group transfer	Bridge to segment reporting	According to new segment reporting
Revenue	-3,289		-247	-307		-3,843
Gross income	**-55**	**25**	**13**	**0**	**0**	**-17**
Selling and administrative expenses	-293					-293
Income from joint ventures and associated companies	6	-7				-1
Operating income	**-342**	**18**	**13**	**0**	**0**	**-311**

Group SEK M	According to previous reporting	Change IFRIC12	IFRIC 15	According to new reporting IFRS	Bridge to segment reporting	According to new segment reporting
Revenue	66,594		1,848	68,442	-3,428	65,014
Gross income	**6,321**	**39**	**405**	**6,765**	**-843**	**5,922**
Selling and administrative expenses	-4,092			-4,092		-4,092
Income from joint ventures and associated companies	81	146		227		227
Operating income	**2,310**	**185**	**405**	**2,900**	**-843**	**2,057**
Net financial items	-72		-27	-99		-99
Income after financial items	**2,238**	**185**	**378**	**2,801**	**-843**	**1,958**
Taxes	-626	-43	-100	-769	232	-537
Profit for the year	**1,612**	**142**	**278**	**2,032**	**-611**	**1,421**
Earning per share for the year after repurchases and conversion, SEK	3.86			4.87		3.40
Return on equity, %	14.5			19.2		15.9

Segments, January-September 2009

Construction SEK M	According to previous reporting	Change IFRIC12	IFRIC 15	Intra-Group transfer	Bridge to segment reporting	According to new segment reporting
Revenue	98,611		144	-29		98,726
Gross income	**8,454**	**0**	**29**	**-95**	**0**	**8,388**
Selling and administrative expenses	-4,737			27		-4,710
Income from joint ventures and associated companies	0					0
Operating income	**3,717**	**0**	**29**	**-68**	**0**	**3,678**
Gross margin, %	8.6					8.5
Selling and administrative expenses, %	-4.8					-4.8
Operating margin, %	3.8					3.7

Residential Development SEK M	According to previous reporting	Change IFRIC12	IFRIC 15	Intra-Group transfer	Bridge to segment reporting	According to new segment reporting
Revenue	4,686		2,132	239	-2,478	4,579
Gross income	**461**	**0**	**186**	**46**	**-382**	**311**
Selling and administrative expenses	-394			-12		-406
Income from joint ventures and associated companies	-7					-7
Operating income	**60**	**0**	**186**	**34**	**-382**	**-102**
Operating margin, %	1.3					-2.2

Commercial Development SEK M	According to previous reporting	Change IFRIC12	IFRIC 15	Intra-Group transfer	Bridge to segment reporting	According to new segment reporting
Revenue	2,826		858	303	-1,916	2,071
Gross income	**932**	**0**	**375**	**49**	**-731**	**625**
Selling and administrative expenses	-218		-15			-233
Income from joint ventures and associated companies	-4					-4
Operating income	**710**	**0**	**375**	**34**	**-731**	**388**

Infrastructure Development SEK M	According to previous reporting	Change IFRIC12	IFRIC 15	Intra-Group transfer	Bridge to segment reporting	According to new segment reporting
Revenue	114					114
Gross income	**-46**	**21**	**0**	**0**	**0**	**-25**
Selling and administrative expenses	-122					-122
Income from joint ventures and associated companies	96	152				248
Operating income	**-72**	**173**	**0**	**0**	**0**	**101**

Central and eliminations SEK M	According to previous reporting	Change IFRIC12	IFRIC 15	Intra-Group transfer	Bridge to segment reporting	According to new segment reporting
Revenue	-4,087		-306	-513		-4,906
Gross income	**-79**	**58**	**13**	**0**	**0**	**-8**
Selling and administrative expenses	-433					-433
Income from joint ventures and associated companies	11	-11				0
Operating income	**-501**	**47**	**13**	**0**	**0**	**-441**

Group SEK M	According to previous reporting	Change IFRIC12	IFRIC 15	According to new reporting IFRS	Bridge to segment reporting	According to new segment reporting
Revenue	102,150		2,828	104,978	-4,394	100,584
Gross income	**9,722**	**79**	**603**	**10,404**	**-1,113**	**9,291**
Selling and administrative expenses	-5,904			-5,904		-5,904
Income from joint ventures and associated companies	96	141		237		237
Operating income	**3,914**	**220**	**603**	**4,737**	**-1,113**	**3,624**
Net financial items	-151		-30	-181		-181
Income after financial items	**3,763**	**220**	**573**	**4,556**	**-1,113**	**3,443**
Taxes	-1,016	-47	-124	-1,187	290	-897
Profit for the year	**2,747**	**173**	**449**	**3,369**	**-823**	**2,546**
Earning per share for the year after repurchases and conversion, SEK	6.59			8.08		6.10
Return on equity, %	14.1			19.6		15.4

Bridge from IFRIC 15 to segment reporting, by quarter

Residential Development

SEK M	Jan-Mar 2009	Jan-Jun 2009	Jan-Sep 2009	Jan-Dec 2009
Revenue in compliance with IFRIC 15 - handover	**2,017**	**4,950**	**7,057**	**9,439**
Divested properties on closing day not taken into possession by purchasers				
- at the beginning of the period	-4,436	-2,558	-1,578	-676
+ at the end of the period	5,137	3,841	3,311	2,873
Properties taken into possession by purchasers				
- at the beginning of the period	-1,413	-3,291	-4,271	-5,173
Exchange rate differences	22	-5	60	81
Revenue according to segment reporting - binding contracts	**1,327**	**2,937**	**4,579**	**6,544**

	Jan-Mar 2009	Jan-Jun 2009	Jan-Sep 2009	Jan-Dec 2009
Revenue in compliance with IFRIC 15 - handover	**27**	**148**	**280**	**427**
Divested properties on closing day not taken into possession by purchasers				
- at the beginning of the period	-622	-388	-224	-98
+ at the end of the period	696	523	404	338
Properties taken into possession by purchasers				
- at the beginning of the period	-172	-406	-570	-696
Exchange rate differences	7	1	8	13
Revenue according to segment reporting - binding contracts	**-64**	**-122**	**-102**	**-16**

	Jan-Mar 2009	Jan-Jun 2009	Jan-Sep 2009	Jan-Dec 2009
Number of units sold according to previous reporting	440	1,090	1,649	2,277
Intra-Group transfer	2	35	90	152
Number of units sold according to segment reporting	442	1,125	1,739	2,429
Number of units sold according to IRFIC 15	723	2,054	3,047	3,983

Commercial Development

SEK M	Jan-Mar 2009	Jan-Jun 2009	Jan-Sep 2009	Jan-Dec 2009
Revenue in compliance with IFRIC 15 - handover	**351**	**2,757**	**3,987**	**4,955**
Divested properties on closing day not taken into possession by purchasers				
- at the beginning of the period	-3,021	-1,351	-1,178	-1,162
+ at the end of the period	3,320	1,852	1,336	2,781
Properties taken into possession by purchasers				
- at the beginning of the period	-1	-1,671	-1,844	-1,860
Exchange rate differences	-258	-245	-230	-168
Revenue according to segment reporting - binding contracts	**391**	**1,342**	**2,071**	**4,546**

	Jan-Mar 2009	Jan-Jun 2009	Jan-Sep 2009	Jan-Dec 2009
Revenue in compliance with IFRIC 15 - handover	**10**	**835**	**1,119**	**1,198**
Divested properties on closing day not taken into possession by purchasers				
- at the beginning of the period	-762	-135	-107	-91
+ at the end of the period	831	233	106	401
Properties taken into possession by purchasers				
- at the beginning of the period	-4	-631	-659	-683
Exchange rate differences	-60	-41	-71	-45
Revenue according to segment reporting - binding contracts	**15**	**261**	**388**	**780**

File Number 82-34932

SKANSKA

Press Release

April 29, 2010
12:30 pm CET

Invitation to press- and telephone conference regarding Skanska's Three Month Report on May 7

Skanska's Three Month Report 2010 will be presented on Friday, May 7, 2010.

In conjuction with the release of the report, you are invited to participate in a combined press- and telephone conference, at 11.00 am (UK 10.00 am, US Eastern 05.00 am).

The press- and telephone conference will be held at Spårvagnshallarna, Birger Jarlsgatan 57 A in Stockholm. Johan Karlström, Skanska's President and CEO and Hans Biörck, CFO, will present the report and thereafter respond to questions. After the conference a light meal will be served.

To participate in the press conference, please contact marianne.bergstrom@skanska.se, no later than Wednesday May 5.

The press conference will be webcast live at www.skanska.com/investors, where also a recording of the conference will be available.

To participate in the telephone conference, please dial +46 8 505 598 53, or +44 203 043 2436 or +1 866 458 4087.

After the conference there will be possibilities for individual meetings with Johan Karlström and Hans Biörck. To apply for a meeting please contact agneta.wendelstam@skanska.se no later than May 5.

If you have any practical questions regarding the conference, please contact Marianne Bergström, tel +46 10 448 88 75 or by e-mail to marianne.bergstrom@skanska.se.

Welcome!

Pontus Winqvist
SVP, Investor Relations

Karin Lepasoon
EVP, Communications & IR

For further information please contact:

Pontus Winqvist, Senior Vice President Investor Relations, Skanska AB, tel +46 10 448 88 51
Karin Lepasoon, Executive Vice President Communications & IR, Skanska AB, tel +46 10 448 88 74

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading project development and construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. Based on its global green experience, Skanska aims to be the clients' first choice for green solutions. The Group currently has 53,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2009 totaled SEK 137 billion.

SKANSKA

Press release

May 3, 2010
08:45 am CET

Financial close for PFI school project in Essex – Skanska's construction assignment amounts to GBP 71 M, about SEK 780 M, and investment to GBP 5.1 M, about SEK 56 M

Skanska has signed an agreement for the financing, design, construction and operation of three schools as part of a Private Finance Initiative, PFI, in Essex, UK. This means that Skanska:

- receives a construction contract worth GBP 71 M, about SEK 780 M, which is included in second-quarter order bookings,
- receives a facilities management contract with a value of approximately GBP 1.34 M, about SEK 15 M, per year over a period of 25 years commencing on completion in January 2012,
- invests about GBP 5.1 M, approximately SEK 56 M, corresponding to an 80 percent share in the project company.

This PFI project is part of the UK Government's Building Schools for the Future ("BSF") program. The client is the Essex County Council.

Skanska will develop, construct and maintain three new PFI schools (two secondary schools and a special school and college) and extend one existing special school. Combined, the projects relate to school premises for about 5,000 pupils.

Preparatory work has been initiated and the first school will be completed in time for the start of the new academic year in September 2011. The remaining three new schools are scheduled to open by January 2012.

The schools will be developed in cooperation with the local authorities in the Essex Local Education Partnership, the Essex LEP. A ten-year cooperation agreement has been signed with the Essex LEP and the intention is to develop additional schools in later phases. Skanska's joint venture partner is RM plc, which is responsible for the schools' IT systems.

Skanska Infrastructure Development already operates the UK's first BSF local education partnership in Bristol, and a further ten PFI schools around the country.

SKANSKA

Press release

May 3, 2010
08:30 a.m. CET

Skanska awarded concession agreement for PPP highway in Chile – construction contract amounts to USD 250 M, about SEK 1.8 billion

Skanska has been awarded a concession contract by the Chilean Ministry of Public Works to design, construct, operate and maintain a toll road in Antofagasta, Chile. The design and construction contract is expected to total USD 250 M, approximately SEK 1.8 billion, which will be included in order bookings for the second quarter.

As announced in January, Skanska had been selected as a preferred bidder for this assignment. Through the concession, Skanska Infrastructure Development is responsible for implementation and financing of the project, as well as operation of the highway for a period of 20 years.

The total cost of the project is estimated at USD 300 M, or about SEK 2.1 billion. Skanska's aim is to finance a major portion of the project by external funds. Efforts to complete project financing are expected to be concluded by year-end.

Skanska is currently the sole owner of the project company, which is responsible for implementing the project. Efforts to achieve the target of selling about 50 percent of the project company to an equity partner have commenced. When this has been completed, Skanska's total investment is expected to amount to about USD 50 M, or about SEK 360 M.

Skanska Latin America will be responsible for the design and construction contract, which comprises approximately 120 kilometers of new highway and the upgrading of about 200 kilometers. The highway is situated in the Antofagasta mining district in northern Chile.

Construction work will commence in June 2010 and the road is scheduled to be opened for traffic in December 2012.

Skanska Infrastructure Development is a leader in the global Public Private Partnerships (PPP) market. The business unit invests in, develops and operates roads, hospitals, schools, power plants and other social infrastructure in partnership with the public sector.

Skanska Latin America is one of the continent's leading contractors. Operations focus primarily on construction, operations and services for the international oil & gas and energy industry. In 2009, the company had about 10,000 employees and reported revenues of about SEK 6 billion.

For further information please contact:

Pontus Winqvist, Senior Vice President, Investor Relations,
Skanska AB, tel +46 10 448 88 51 or +46 70 546 87 97.
Peter Gimbe, Press Officer, Skanska AB, tel +46 10 448 88 38
Direct line for media: tel +46 10 448 88 99

This and previous releases can also be found at www.skanska.com.

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading project development and construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. Based on its global green experience, Skanska aims to be the clients' first choice for green solutions. The Group currently has 53,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2009 totaled SEK 137 billion.